UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Rosetta Genomics Ltd.

On November 29, 2011, Rosetta Genomics Ltd. (the “Company”) received notice from the Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market (“NASDAQ”) indicating that the bid price of the Company’s ordinary shares had closed below the minimum $1.00 per share threshold set forth in NASDAQ Listing Rule 5550(a)(2) for the prior 30 consecutive business days and, in accordance with the NASDAQ Listing Rules, the Staff had granted the Company a 180-calendar day period, through May 29, 2012, to regain compliance with that requirement. The Company may achieve compliance with NASDAQ’s bid price requirement by evidencing a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before May 29, 2012. In addition, if the Company does not achieve compliance on or before May 29, 2012, should the Company meet the continued listing requirement for market value of publicly held shares ($1 million) and all other initial listing standards for The NASDAQ Capital Market (except for the bid price requirement) as of May 29, 2012, the Company will be entitled to a second 180-calendar day period, through November 25, 2012, to regain compliance with the minimum bid price requirement.

The notification has no immediate effect on the Company’s listing or the trading of the Company’s ordinary shares on The NASDAQ Capital Market. If the Company does not regain compliance during the 180-calendar day compliance period and is not eligible for a second 180-calendar day compliance period, the Staff will provide the Company with written notice that the Company’s ordinary shares are subject to delisting. However, in such event, the Company may appeal the Staff’s determination to a Panel.  The filing of an appeal would stay any delisting action until the Panel renders a determination following a hearing.

The Company has also issued an aggregate of 986,225 ordinary shares pursuant to the automatic cashless exercise on November 28, 2011 of the Series B warrants issued by the Company to investors in the October 2011 private placement transaction (the “Private Placement”).  In addition, pursuant to the terms thereof, the exercise price of the Series A warrants issued in the Private Placement was adjusted as of November 28, 2011 to $0.50 per ordinary share.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 1, 2011	By:	/s/ Kenneth A. Berlin

Kenneth A. Berlin President and Chief Executive Officer